UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

IGT Streamlines Business and Leadership Under New Organizational Structure

International Game Technology PLC (NYSE:IGT) (“IGT”) today announced a new organizational structure focused primarily on two business segments: Global Gaming and Global Lottery. This new structure is designed to:

•	provide greater responsiveness to customers and players;

•	increase IGT’s effectiveness and competitiveness in providing products and solutions that address the opportunities of each market segment;

•	harmonize best practices across both B2B and B2C channels in each product category; and

•	reduce complexity and increase organizational efficiency to support IGT’s intrinsic value.
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Reporting to Marco Sala, Renato Ascoli will serve as CEO, Global Gaming; Fabio Cairoli will serve as CEO, Global Lottery. This new structure is effective from July 1, 2020, and IGT will start reporting its financial results under these two business segments starting with the third quarter of 2020. Financial results for the second quarter of 2020 will be reported in line with the legacy organizational structure.

The Global Gaming and Global Lottery segments will have all of the key operating capabilities and autonomy necessary to manage the business, including product management, sales, technology and research and development. The business segments will be supported by central corporate support functions that remain largely unchanged from a leadership standpoint, with the addition of a New Business & Strategic Initiatives function. The new structure addresses key synergy and development areas, while continuing to ensure appropriate governance.

Global Gaming will have full responsibility for the IGT Gaming business, consolidating North America, International and Italy B2C Gaming responsibilities. This includes PlayDigital, Sports and Italy Gaming – led by Enrico Drago – as well as Global Gaming Sales, Global Gaming Product Management, Global Gaming Studios, Global Manufacturing, Operations and Services including Global Gaming Technology.

Global Lottery will have full responsibility for the IGT Lottery business, consolidating North America, International and Italy. This includes Global Lottery Sales and Operations, Global Lottery Product and Sales Development and Global Lottery Technology and Support.

Reporting to Marco Sala, Walter Bugno will lead a New Business and Strategic Initiatives corporate function. In line with the strategic objective of having a clear focus on business’ priorities within IGT’s portfolio, this group is responsible for leading business development in jurisdictions where IGT is not present, and where - while there may be a company presence - there is no defined product segment presence.

Additionally, the New Business and Strategic Initiatives group is responsible for managing new in-country initiatives during the start-up phase and offering on-demand commercial support globally for key accounts with multiple product requirements. It will also be responsible for managing key strategic initiatives within existing jurisdictions as needed and as determined by company leadership. The group will work in unison with the two new global business units in delivery of all initiatives, with financials rolling up to Global Gaming and Global Lottery.

Additional details on the new organizational structure and related executive appointments are described in the accompanying news release, which is furnished as Exhibit 99.1 hereto.

The following exhibit is furnished herewith:

Exhibit Number	Description

99.1	News Release “IGT Streamlines Business and Leadership Under New Organizational Structure,” dated July 1, 2020

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “IGT Streamlines Business and Leadership Under New Organizational Structure,” dated July 1, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2020	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Company Secretary

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